

DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684-5708
Website: secretaryofstate.biz

Entity #
C9904-2000
Document Number:
20050250737-11

Date Filed:
6/24/2005 4:30:36 PM
In the office of

Dean Heller

Dean Heller
ABOVE SPACE **Secretary of State**


Certificate of Amendment
(PURSUANT TO NRS 78.385 and 78.390)


Important: Read attached instructions before completing form.

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

EARTHNETMEDIA INC.

2. The articles have been amended as follows (provide article numbers, if available):

FIRST   The name of the corporation is INTERNATIONAL TELECOMMUNICATIONS, INC.

FOURTH   The total authorized capital stock of the corporation shall be Two Hundred Million (200,000,000) shares. Such shares shall be divided into two classes, to wit: One Hundred Fifty Million (150,000,000) common shares having a par value of $0.001; and Fifty Million (50,000,000) Series A Preferred Shares having a par value of $0.001. The Board of Directors is authorized to adopt a resolution to provide for the preferences and other incidents of ownership of Series A Preferred Shares.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the * articles of incorporation have voted in favor of the amendment is: 5,257,000

4. Effective date of filing (optional):   *June 23 2005*
(must not be later than 90 days after the certificate is filed)

5. Officer Signature (required):   *[signature]*

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees. See attached fee schedule.

Nevada Secretary of State AM 78.385 Amend 2003
Revised on: 11/03/03